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-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  1 OF 12 PAGES
-------------------                                         -------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                SCHEDULE 13D/A-9
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                                (Amendment No. 9)

                        Gyrodyne Company of America, Inc.
-------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of class of securities)

                                    403820103
-------------------------------------------------------------------------------
                                 (CUSIP number)

                   Robert T. Needham, K Capital Partners, LLC
                                  75 Park Plaza
                           Boston, Massachusetts 02116
                                 (617) 646-7700


           (Name, address and telephone number of person authorized to receive notices and communications)

                                January 11, 2002
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 (Page 1 of 12)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  2 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           K Capital Partners, LLC
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            209,350
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           209,350
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.72%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           OO
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  3 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Special K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*

           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                  27,781
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER             27,781
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0

---------------------------- -------- -----------------------------------------

11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           27,781
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.484%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  4 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           K Capital Offshore Master Fund (U.S. Dollar), L.P.
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           WC
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 181,569
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            181,569
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           181,569
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           16.236%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           PN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  5 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Harwich Capital Partners, LLC
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            209,350
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           209,350
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.72%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           OO
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  6 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Thomas Knott
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            209,350
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           209,350
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.72%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  7 OF 12 PAGES
-------------------                                         -------------------

---------- --------------------------------------------------------------------
1.         NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Abner Kurtin
---------- --------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                       (b)  |_|
---------- --------------------------------------------------------------------
3.         SEC USE ONLY
---------- --------------------------------------------------------------------
4.         SOURCE OF FUNDS*
           AF
---------- --------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             |_|
---------- --------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S. Citizen
---------------------------- -------- -----------------------------------------
     NUMBER OF SHARES        7.       SOLE VOTING POWER                 209,350
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             -------- -----------------------------------------
                             8.       SHARED VOTING POWER                     0
                             -------- -----------------------------------------
                             9.       SOLE DISPOSITIVE POWER            209,350
                             -------- -----------------------------------------
                             10.      SHARED DISPOSITIVE POWER                0
---------------------------- -------- -----------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           209,350
---------- --------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          |_|
---------- --------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           18.72%
---------- --------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON*
           IN
---------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  8 OF 12 PAGES
-------------------                                         -------------------

         This Amendment No. 9 ("AMENDMENT NO. 9") amends and supplements the Report on Schedule 13D, filed on June 14, 1999, as amended by Amendment No. 1 filed on August 13, 1999, Amendment No. 2 filed on November 5, 1999, Amendment No. 3 filed on December 2, 1999, Amendment No. 4 filed on January 21, 2000, Amendment No. 5 filed on July 13, 2001, Amendment No. 6 filed on July 26, 2001, Amendment No. 7 filed on August 8, 2001 and Amendment No. 8 filed on August 13, 2001 (collectively, the "SCHEDULE 13D"). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.

         This filing of Amendment No. 9 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed or that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 1.         SECURITY AND ISSUER.

         This Report on Schedule 13D relates to shares of common stock, par value $1.00 per share (the "SHARES") of Gyrodyne Company of America, Inc. ("GYRODYNE"), whose principal executive offices are located at 102 Flowerfield Street, St. James, New York 11780.

ITEM 4.         PURPOSE OF TRANSACTIONS.

         The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

         Over the course of the past three months, the Reporting Persons engaged in numerous discussions with the Board of Directors of Gyrodyne concerning the possibility of a business combination transaction in which the Reporting Persons would acquire all of the outstanding shares of Gyrodyne for cash. In connection with these negotiations, the Reporting Persons entered into an agreement with Tallwood Associates, Inc. ("TALLWOOD") and Tarragon Realty Investors, Inc. ("TARRAGON") pursuant to which the parties agreed to cooperate in negotiating and ultimately consummating a potential cash acquisition of Gyrodyne (the "CO-INVESTOR AGREEMENT"). Neither Tallwood nor Tarragon currently own any shares of Gyrodyne common stock and the Reporting Persons disclaim the formation of a "group" with Tallwood or Tarragon for Section 13(d) purposes.

         In connection with preliminary discussions concerning a potential business combination, the Reporting Persons commenced negotiating an agreement with Gyrodyne concerning the terms for proceeding with more substantive negotiations regarding a possible business combination. The agreement contemplated an exclusivity period during which the parties would negotiate in good faith and conduct due diligence, confidentiality provisions and a termination fee to be paid to the Reporting Persons if Gyrodyne terminated the agreement and entered into another business combination transaction. The preliminary discussions also originally contemplated that the Reporting Persons would offer a purchase price of $22.00 per share in cash, subject to a due diligence review of the company. The parties narrowed the outstanding issues on the agreement prior to the Christmas holiday season, and the Reporting Persons believed that the remaining issues would be resolved relatively

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE  9 OF 12 PAGES
-------------------                                         -------------------

expeditiously following January 1, 2002. Without consulting or informing the Reporting Persons, on December 28, 2001, Gyrodyne issued a press release announcing the engagement of Landmark National to prepare a plan for an 18-hole "Championship Golf Course Community" on its Flowerfield property, which is Gyrodyne's only material asset. By engaging a development plan while purportedly negotiating to sell the Company, Gyrodyne management has materially limited the options the Reporting Persons might pursue following consummation of the proposed business combination. As a result, the Reporting Persons communicated to Gyrodyne management that they were no longer willing to pay $22.00 per share, but would be willing to offer $20.00 per share to reflect the effect of management's actions that diminished the value of the company to the Reporting Persons. The offer was not subject to financing, but was subject to due diligence.

         Late in the day on January 11, 2002, Steven Maroney called to indicate that all but one of the Board members had been contacted and that those Board members contacted were unwilling to proceed with a transaction at the reduced offering price. As a result, the Reporting Persons terminated discussions with Gyrodyne concerning the preliminary agreement for proceeding with a negotiated transaction. At that time, the Reporting Persons also submitted to Gyrodyne two (2) nominees to be considered for election to the Board of Directors of Gyrodyne at Gyrodyne's next annual meeting of shareholders, Marvin Olshan and Richard Frary. A copy of the nomination letter is attached hereto as Exhibit 99.1 and incorporated in its entirety by reference herein. Mr. Olshan currently beneficially owns 2,000 shares of Gyrodyne common stock and Mr. Frary, who is an employee of Tallwood, currently owns no shares of Gyrodyne common stock. The parties disclaim the formation of any "group" with these two nominees for Section 13(d) purposes.

         The Reporting Persons are presently considering various alternatives with respect to their investment in Gyrodyne, including commencing a cash tender offer for any or all of the outstanding shares of common stock of Gyrodyne. The Reporting Persons have engaged as a proxy solicitor D.F. King & Company, Inc., 77 Water Street, 20th Floor, New York, NY 10005.

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE 10 OF 12 PAGES
-------------------                                         -------------------

       Except as set forth above, the Reporting Persons have no present plans or intentions that would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The response to Item 4 and the Exhibits attached hereto are incorporated herein by reference.

         Except as otherwise set forth in Item 4 of this Amendment No. 9 to
Schedule 13D or as previously disclosed, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

99.1            Letter from K Capital Offshore Master Fund (U.S. Dollar), L.P.
                to the Executive Vice President, Secretary and General Counsel of Gyrodyne Company of America, Inc. dated January 11, 2002 concerning the nomination of Marvin Olshan and Richard Frary.

99.2 Agreement dated as of December 4, 2001 by and among K Capital Partners, LLC, Tallwood Associates, Inc. and Tarragon Realty Investors, Inc.

99.3            Power of Attorney by Thomas Knott dated September 4, 2001

99.4            Power of Attorney by Abner Kurtin dated September 4, 2001

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE 11 OF 12 PAGES
-------------------                                         -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 14th day of January, 2002.


                  Special K Capital Offshore Master Fund (U.S. Dollar), L.P.

                  By:      /S/ ROBERT T. NEEDHAM
                           K Capital Partners, LLC, General Partner
                           By: Harwich Capital Partners, LLC, its Managing
                           Member
                           By: Robert T. Needham, its Chief Administrative
                               Officer


                  K Capital Offshore Master Fund (U.S. Dollar), L.P.

                  By:      /S/ ROBERT T. NEEDHAM
                           K Capital Partners, LLC, General Partner
                           By: Harwich Capital Partners, LLC, its Managing
                           Member
                           By: Robert T. Needham, its Chief Administrative
                               Officer


                  K Capital Partners, LLC

                  By:      /S/ ROBERT T. NEEDHAM
                           Harwich Capital Partners, LLC, its Managing
                           Member
                           By: Robert T. Needham, its Chief
                           Administrative Officer


                  Harwich Capital Partners, LLC

                  By:      /S/ ROBERT T. NEEDHAM
                           Robert T. Needham, its Chief
                           Administrative Officer

-------------------                                         -------------------
CUSIP NO. 403820103                   13D                   PAGE 12 OF 12 PAGES
-------------------                                         -------------------

                  Thomas Knott*

                  By:      /S/ ROBERT T. NEEDHAM
                           Robert T. Needham
                           Attorney in Fact



                  Abner Kurtin*

                  By:      /S/ ROBERT T. NEEDHAM
                           Robert T. Needham
                           Attorney in Fact


         *Powers of attorney, dated as of September 4, 2001, by Thomas Knott and Abner Kurtin are attached as exhibits hereto and incorporated herein by reference.